Schering's new low-dose oral contraceptive Yasminelle(TM) approved in the Netherlands

Berlin, August 18, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the regulatory authorities in the Netherlands have approved its new oral contraceptive Yasminelle(TM). The Netherlands will serve as the Reference Member State for the upcoming Mutual Recognition Procedure to gain European wide marketing approval.

Yasminelle(TM) contains 20 micrograms ethinyl estradiol and three milligrams drospirenone in a 21-day active pill intake regimen.
Yasminelle(TM) is similar to Schering's oral contraceptive Yasmin(R) but offers a lower estrogen dose with the unique progestin, drospirenone.

"Yasminelle(TM) adds to our rich product portfolio that has helped us become the global leader in contraception. Yasminelle(TM) will build upon the success of Yasmin(R), which is the number one oral contraceptive worldwide. We plan to soon offer European women this new low-dose oral contraceptive with the well known pharmacodynamic profile of drospirenone," said Philip Smits, M.D., Head of Gynecology & Andrology at Schering AG.
"We are well on track with developing the Yasmin(R) family. In addition, we are currently awaiting U.S approval for YAZ(TM), a drospirenone-containing oral contraceptive with a new 24-day active pill regimen," he said.

Additional information

The success of Yasmin(R) is based - above all - on the novel progestin drospirenone, developed by Schering AG. Drospirenone is unique in that it exhibits antimineralocorticoid and antiandrogenic properties, unlike any other progestin available in oral contraceptives.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de

Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

Pharma Communication: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the U.S.:
Media Relations: Kim Schillace, T:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng